EXHIBIT 99.2

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice & Proxy Statement are available at http://ir.farmmi.com.cn/.

FARMMI, INC. Extraordinary General Meeting of Shareholders February 24, 2026 10:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on February 23, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang, Zhimin Lu or ______ as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of shareholders of the Company to be held on February 24, 2026, at 10:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on February 23, 2026), at Room 320, Building No. 1, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province 323000, People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of Extraordinary General Meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSAL.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 6:00 A.M. on February 24, 2026, Beijing Time (5:00 P.M., Eastern Time, on February 23, 2026). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and Extraordinary reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to the Proxy Team at proxy@transhare.com.

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VOTE BY FAX

Please fax your signed proxy card to 1.727.269.5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to the Proxy Team, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR Proposal 1.

FOR	AGAINST	ABSTAIN

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Special Resolution THAT, subject to and conditional upon compliance at all times with the Companies Act (Revised) (the “Act”) in respect of the Capital Reduction, with effect from the date on which these conditions are satisfied, the authorised share capital of the Company be reduced from (i) US$12,000,000,000 divided into 4,500,000,000 Class A Ordinary Shares of US$2.40 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$2.40 nominal or par value each, to (ii) US$50 divided into 4,500,000,000 Class A Ordinary Shares of US$0.000,000,010 nominal or par value each, and 500,000,000 Class B Ordinary Shares of US$0.000,000,010 nominal or par value each, by the reduction of the par value of each Class A share and each Class B share by US$2.399,999,990 (the “Capital Reduction”), in each case, having the rights and being subject to the restrictions as set out in the Articles of Associations, as amended, of the Company.

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Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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